Civitas Therapeutics, Inc.
190 Everett Avenue
Chelsea, MA 02150

December 11, 2014

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:	Bryan Pitko
Scot Foley

Re:	Civitas Therapeutics, Inc.
Rule 477 Application for Withdrawal of
Registration Statement on Form S-1 (File No. 333-198377) and Registration Statement on Form 8-A (File No. 001-36630)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Civitas Therapeutics, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-198377) initially filed with the Commission on August 26, 2014, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the initial public offering of the shares of common stock registered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

In addition, the Company hereby applies for the withdrawal of its registration statement on Form 8-A (File No. 001-36630), which was filed with the Commission on September 18, 2014 (“Form 8-A”) in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act, the Form 8-A has not become effective.

The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement and Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.  We would appreciate if you would please provide to James C. Woolery, Christopher T. Cox and Ira J. Schacter of Cadwalader, Wickersham & Taft LLP, the Company’s legal counsel, a facsimile copy of the Order as soon as it is available. Their facsimile number is (212) 504-6666.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact James, C. Woolery, Christopher T. Cox or Ira J. Schacter at (212) 504-6000.

Respectfully submitted,

/s/ Jane Wasman

Jane Wasman
President

cc:	James C. Woolery, Esq., Cadwalader, Wickersham & Taft LLP Christopher T. Cox, Esq., Cadwalader, Wickersham & Taft LLP Ira J. Schacter, Esq., Cadwalader, Wickersham & Taft LLP